Exhibit (a)(1)(B)

Cover E-mails

From: Andrew Dahlkemper

To: All Employees

Subject: Launch of Stock Option Exchange Program

Date: July 16, 2012

Dear Dolby Employees,

As previously announced, on February 7, 2012, Dolby’s stockholders approved our proposal to implement a stock option exchange program. I am pleased to announce that today we are launching the stock option exchange program and are offering eligible employees a one-time opportunity to voluntarily exchange certain underwater stock options for a lesser number of restricted stock units, subject to a new vesting schedule. This offer begins today and is scheduled to expire on August 10, 2012, at 9:00 p.m. Pacific Time. You can access all relevant information regarding the offer at www.Corp-action.net/Dolby.

What happens next?

Dolby has engaged Computershare, a specialized provider of employee equity plan services, to help administer the offer. Computershare will be responsible for the day-to-day logistics of the offer, including the offer website, customer service via telephone and various communications regarding participation in the offer. If you are eligible to participate in the offer, you will receive an e-mail from dolbyoptionexchange@dolby.com today with a personalized PIN, instructions on how to log in to the offer website, and documents outlining the full terms of the offer. Upon receipt, log in to the website to view your eligible option holdings, model the potential exchange and access additional copies of certain offer documents. Once ready, you may make your election decision via the website. (Participants in France and any other participants who do not wish to make an online election, will need to submit the provided hard copy election form, which must be properly completed, signed and received by Computershare no later than the above deadline.)

In addition, eligible participants will receive a meeting invite for our employee information sessions to learn more about the offer.

Who is eligible?

You are eligible to participate in the offer if you have outstanding stock options which were granted prior to July 16, 2011 under the 2005 Stock Plan with an exercise price that is greater than $45.83 and you are an eligible option holder as defined below.

You are an eligible option holder if you are an employee of Dolby or any of its subsidiaries working in our current locations as of the start of the exchange program and you remain an employee of Dolby or any of its subsidiaries working in an eligible country through the expiration of the exchange program and the restricted stock unit grant date. Employees who are working in Australia or Canada as of the expiration of the offer (where we determined the option exchange would have adverse tax or regulatory implications) are not eligible and are excluded from this offer.

When is the deadline to participate?

This offer currently is scheduled to expire on August 10, 2012, at 9:00 p.m., Pacific Time and restricted stock units are scheduled to be granted on the same day.

We believe that this offer provides meaningful choices related to your long-term equity awards. If you are eligible to participate, please take the time to review and carefully consider the information provided to you by Computershare and then follow the provided instructions to make your election prior to the scheduled August 10, 2012 expiration date.

Best regards,

Andrew Dahlkemper

Senior Vice President, Human Resources

From: dolbyoptionexchange@dolby.com

To: All Eligible Employees

Subject: Dolby Stock Option Exchange Program Information [Do not reply]

Date: July 16, 2012

CONFIDENTIAL

As announced by Andrew Dahlkemper, Dolby is offering you a one-time opportunity to voluntarily exchange certain underwater stock options for a lesser number of restricted stock units, subject to a new vesting schedule (referred to as the “offer”). Copies of the documents describing the offer are attached and are also available through the link to the offer website provided below or by calling Computershare.

If you would like to take advantage of this offer, your election must be submitted online using the offer website on or before 9:00 p.m. Pacific Time on August 10, 2012. (Participants in France who wish to participate in the offer, and any other participants who wish to participate in the offer and do not wish to make an online election, must submit the attached hard copy election form, which must be properly completed, signed and received by Computershare via U.S. mail (or other post) or Federal Express (or similar delivery service) no later than the above deadline).

If you choose not to participate, you do not need to take any action and you will keep your outstanding eligible stock options with their current terms and conditions.

To help you decide whether to participate in the offer, please review the offer documents attached to this e-mail and also available via the offer website or by calling Computershare. For security purposes, a Personal Identification Number (PIN) has been assigned to you. After you log on to the offer website, you must enter your e-mail address and the below PIN to access your current eligible stock options and make your election choices.

Website address: www.Corp-action.net/Dolby

Your e-mail address is: [XXX@XXX.com]

Your PIN is: [XXXXXXXXX]

If you decide to participate in the offer, you must complete and submit an online election form on or before 9:00 p.m. Pacific Time on August 10, 2012 or ensure your hard copy election form is completed, signed and received by Computershare via U.S. mail (or other post) or Federal Express (or similar delivery service) by this deadline. Elections or changes to elections cannot be accepted after this time.

If you have any questions regarding the offer details or how to participate, please call Computershare at the number below and one of their customer service representatives will be able to assist you with your questions.

Please do not reply to this e-mail message.

This Offer expires at 9:00 p.m. Pacific Time on August 10, 2012

If you have questions, please contact the Computershare Call Center at 866-438-1109 (within the U.S.) or +1-201-680-6942 (call collect outside the U.S.). The Call Center is open 24 hours a day, 5 days week, Monday through Friday Pacific Time. Interpreter services are available upon request.

To: Eligible Employees

From: Dolby Representative

Date: [DATE] [TO BE SENT AFTER THE COMMENCEMENT OF THE OFFER]

Subject: Dolby Stock Option Exchange Program – Information Session

To learn more about the one-time opportunity to voluntarily exchange certain underwater stock options for a lesser number of restricted stock units, subject to a new vesting schedule and to answer any questions you may have, please join us for [one of] the following employee meeting[s]:

•	[DATE], at [TIME AND LOCATION]

•	[DATE], at [TIME AND LOCATION]

•	[DATE], at [TIME AND LOCATION]

•	[DATE], at [TIME AND LOCATION]

•	[DATE], at [TIME AND LOCATION]

•	[DATE], at [TIME AND LOCATION]